EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	First Quarter
(Dollars in millions)	2013	2012

Earnings from continuing operations before income taxes	$344	$244
Add:
Interest expense	48	21
Appropriate portion of rental expense (1)	6	4
Amortization of capitalized interest	2	2
Earnings as adjusted	$400	$271

Fixed charges:
Interest expense	$48	$21
Appropriate portion of rental expense (1)	6	4
Capitalized interest	1	1
Total fixed charges	$55	$26

Ratio of earnings to fixed charges	7.3x	10.4x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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